HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

June 19, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

Third Amendment to Registration Statement on Form SB-2

File No. 333-141022

Filed: June 19, 2007

Dear Ms. Wolff:

The response below contains Wes Consulting, Inc.’s (the Company’s) response to the SEC’s Comment Letter dated June 19, 2007. On behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Third Amendment to Registration Statement on Form SB-2.

Cover Page

1.

The Company has revised the disclosure that the price is fixed for the duration of the offering.

Plan of Distribution, page 9

2.

Section 2(a) (11) defines the term “underwriter” as:

[A]ny person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”

Because each shareholder purchased their stock from the Company (the “issuer”) with the hope of (or “view to”) selling their stock (or “distributing” the stock) on an exchange, we believe they are properly identified as “underwriters.”

The disclosure has been revised to clarify that the selling security holders must furnish a copy of the prospectus to purchasers of their stock in privately negotiated transactions.

Upon effectiveness of the Registration Statement, the Company will be communicating in writing to each selling security holder that they have been identified as an underwriter for the duration of the offering.  Further, the security holders will be advised that, as underwriters, they are subject to underwriter liability in connection with any stock sale that they may make in privately negotiated transactions.  This communication will specifically include and explain the liability described in Section 12(a)(2) of the Securities Act of 1933, as amended.  In addition, this correspondence will

Ms. Elaine Wolff

Re:  Wes Consulting, Inc.

June 19, 2007

inform the selling security holders of their obligation to deliver a copy of the prospectus to any potential purchaser of their shares in any privately negotiated transaction.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Wes Consulting, Inc. SB-2/A-3

2.

Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.